Via Facsimile and U.S. Mail
Mail Stop 6010

May 23, 2006

Mr. Max O. Valdes
Vice President and Chief Accounting Officer
The First American Corporation
1 First American Way
Santa Ana, CA 92707-5913

Re: **The First American Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 16, 2006
        File No. 001-13585

Dear Mr. Valdes:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Provision for title losses, page 21

1. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for title losses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable

the investor to understand 1) management's process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on your reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to the comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please disclose the amount of the title loss reserve for each year presented. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.

b. Please identify and describe those key assumptions that materially affect the estimate of the reserve for title losses. In addition please disclose the following:

   1. For each of your key assumptions quantify and explain what caused them to change historically over the periods presented.

   2. Discuss whether and to what extent management has adjusted each of the key assumptions given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

c. In order to show investors the potential variability in the most recent estimate of your title loss reserve, quantify and present preferably in a tabular format the effect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Liquidity and Capital Resources

Off-balance sheet arrangements and contractual obligations, page 30

2. We note that the Company has not included its Reserve for known and incurred but not reported claims in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. In addition, it appears that scheduled interest payments on your long-term notes are excluded as well. Please refer to section IV of Financial Reporting Release 72. Due to the significant nature of these liabilities to your business, we believe that the inclusion of these obligations in the contractual obligation table will provide investors increased disclosure of your liquidity.

> Please provide us, in disclosure-type format, a revised contractual obligation table which includes these obligations.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Reserve for known and incurred but not reported claims, page 42

3. Please tell us, in disclosure-type format, what type of contracts (short-duration or long-duration) and the specific lines of business you write in your property and casualty insurance division. In addition, please tell us how your accounting policy for property and casualty losses to record a loss expense when the relate premium revenue is recognized complies with SFAS 60.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. Please contact me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director